VK 3/18/04



AH 3/16/2004

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SECU 04015851 MMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
MAR 1 2004
826

| SEC FILE NUMBER |
|---|
| 8- 53371 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & L Equities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1175 Peachtree Street, NE, 100 Colony Square, Suite 830
(No. and Street)
Atlanta, GA 30361-6204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phyllis Langley 404-892-3300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Robert S. Blad, CPA (Robert S. Blad, P.C.)
(Name – *if individual, state last, first, middle name*)
1832 Independence Square, Suite A, Dunwoody, GA 30338
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 3.25.04

## OATH OR AFFIRMATION

I, Phyllis Langley Beck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H & L Equities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Phyllis Langley Beck
Signature

Financial & Operations Principal
Title

Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires Sept. 12, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) An Independent Auditor's Report on the Internal Control Structure required by SEC Rule 17a-5.


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH. D.C.
187
SECTION

# H & L EQUITIES, LLC

## AUDITED FINANCIAL STATEMENTS

## YEARS ENDED DECEMBER 31, 2003 AND 2002

Robert S. Blad, P.C.

**H & L EQUITIES, LLC**

TABLE OF CONTENTS

Robert S.
Blad, P.C.

Certified Public Accountant

Member of:
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

**INDEPENDENT AUDITOR'S REPORT**

To the Members of
H & L Equities, LLC
Atlanta, Georgia

I have audited the accompanying statements of financial condition of H & L Equities, LLC, as of December 31, 2003 and 2002, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & L Equities, LLC, as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert S. Blad, P.C.

February 9, 2004
Dunwoody, Georgia



[illegible] INDEPENDENCE SQUARE • SUITE A • DUNWOODY, GA 30338 • (770) 512-7600 FAX (770) 512-0507

**H & L EQUITIES, LLC**

STATEMENTS OF FINANCIAL CONDITION

| | As of December 31, | |
|---|---|---|
| | 2003 | 2002 |
| **ASSETS** | | |
| CURRENT: | | |
| Cash | $ 36,060 | $ 40,137 |
| Commissions receivable (Note 2) | - | 12,113 |
| Other receivable | 1,150 | - |
| Prepaids | 2,721 | 2,247 |
| | $ 39,931 | $ 54,497 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Commissions payable (Note 2) | $ - | $ 8,984 |
| MEMBERS' EQUITY | 39,931 | 45,513 |
| | $ 39,931 | $ 54,497 |

See accompanying notes to financial statements

**H & L EQUITIES, LLC**

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

| | Year Ended December 31, | |
|---|---|---|
| | 2003 | 2002 |
| REVENUES: | | |
| Commissions (Note 2) | $ 49,900 | $ 94,967 |
| EXPENSES: | | |
| Commissions | 29,940 | 72,610 |
| Overhead (Note 2) | 1,881 | 1,836 |
| Professional fee | 4,004 | 3,314 |
| Licenses and registration fee | 5,038 | 3,761 |
| Insurance | 369 | 362 |
| Other | 250 | 56 |
| TOTAL EXPENSES | 41,482 | 81,939 |
| NET INCOME | 8,418 | 13,028 |
| DISTRIBUTIONS | (14,000) | - |
| MEMBERS' EQUITY, beginning of year | 45,513 | 32,485 |
| MEMBERS' EQUITY, end of year | $ 39,931 | $ 45,513 |

See accompanying notes to financial statements

**H & L EQUITIES, LLC**

STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | 2003 | 2002 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 8,418 | $ 13,028 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Changes in assets and liabilities: | | |
| Receivables | 10,963 | 31,557 |
| Prepaids | (474) | (2,247) |
| Commissions payable | (8,984) | (18,903) |
| Net cash flows from operating activities | 9,923 | 23,435 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member distributions | (14,000) | - |
| INCREASE (DECREASE) IN CASH | (4,077) | 23,435 |
| CASH, beginning of year | 40,137 | 16,702 |
| CASH, end of year | $ 36,060 | $ 40,137 |

See accompanying notes to financial statements

**H & L EQUITIES, LLC**

NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

### ORGANIZATION

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of securities. The Company is registered with the Securities and Exchange Commission ("SEC"); the National Association of Securities Dealers, Inc. ("NASD"); and the Georgia, Florida, Tennessee, North Carolina, Pennsylvania, Texas and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by Rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers.

### INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

### REVENUE RECOGNITION

Commission income and the related expense are recorded when the security is sold.

### STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. In 2003 and 2002, the Company made no income tax or interest payments.

### USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the near future.

## NOTE 2 - RELATED PARTY TRANSACTIONS

Commissions payable, at December 31, 2002, includes $3,160 owed to the Company's members.

## NOTE 2 - RELATED PARTY TRANSACTIONS (Concluded)

Overhead expense reflects amounts paid to an affiliate for the Company's share of overhead expenses in accordance with an expense sharing agreement.

For 2003 and 2002, commissions income includes $49,900 and $49,800, respectively, related to commissions earned on offerings of various Real Estate Investment Trusts (REITS) administrated by an affiliate. As of December 31, 2002, commissions receivable includes $6,250 related to these offerings.

SCHEDULE 1

**H & L EQUITIES, LLC**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2003

| | |
|---|---|
| Total members' equity from the balance sheet | $ 39,931 |
| Less non-allowable assets: | |
| Other receivable | (1,150) |
| Prepaids | (2,721) |
| Net Capital | $ 36,060 |

SCHEDULE 2

**H & L EQUITIES, LLC**

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5(d)(4) of the Securities Exchange Act of 1934)

DECEMBER 31, 2003

| | Reported In Unaudited Part II A Focus Report | Difference | Reported In Audited Financial Statement |
|---|---|---|---|
| Total members' equity from the balance sheet | $ 38,595 | $ 1,336 (a) | $ 39,931 |
| Less non allowable assets | (2,536) | (1,335) (b) | (3,871) |
| Net Capital | $ 36,059 | $ 1 | $ 36,060 |

| | |
|---|---|
| (a) relates to following: | |
| Prepaids adjustment | $ 185 |
| Receivable adjustment | 1,150 |
| Rounding | 1 |
| | $ 1,336 |
| (b) relates to following: | |
| Prepaids adjustment | $ (185) |
| Receivable adjustment | (1,150) |
| | $ (1,335) |

SCHEDULE 3

**H & L EQUITIES, LLC**

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the Securities Exchange Act of 1934)

DECEMBER 31, 2003

| | |
|---|---|
| Aggregate Indebtedness | |
| Commissions payable | $ - |
| Total Aggregate Indebtedness | $ - |
| Total Aggregate Indebtedness to Net Capital | - |
| Basic Net Capital Requirement | |
| Minimum Net Capital requirement | $ 5,000 |
| Net Capital - SCHEDULE 1 | 36,060 |
| Excess Net Capital | $ 31,060 |

**H & L EQUITIES, LLC**

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENT OF SUBORDINATED LIABILITIES

YEAR ENDED DECEMBER 31, 2003

## STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the period of inception through December 31, 2003.

## STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of December 31, 2003.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE**

To the Members of
H & L Equities, LLC
Atlanta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of H & L Equities, LLC, for the year ended December 31, 2003, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I also made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE**
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

However, I noted a certain matter, described in the following paragraph, involving the internal control and its operation that I consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control that, in my judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of the management in the financial statements.

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are considered to be material weaknesses as defined above. However, the reportable condition described above is not believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objective.

**INDEPENDENT AUDITOR'S REPORT ON**
**INTERNAL CONTROL STRUCTURE**
(CONCLUDED)

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Robert S Blau, P. C.

February 9, 2004
Dunwoody, Georgia